ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70531

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Globetech Securities LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 Grooms Road
_____
                                          (No. and Street)

Clifton Park   New York   12065
_____
         (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wendy Elliott   (678) 679-8644   wendy@globetechsecurities.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
_____
                (Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd   Hamilton   NJ   08691
_____
(Address)   (City)   (State)   (Zip Code)

12/17/2024   7259
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wendy Elliott_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Globetech Securities LLC_____, as of December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO | CCO_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLOBETECH SECURITIES LLC
(A wholly owned subsidiary of TAC Financial Corporation)
(SEC I.D. No. 8-70531)

Statement of Financial Condition
(With Report of Independent Registered Public Accounting Firm Thereon)

For the year ended December 31, 2025

Table of Contents

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member of Globetech Securities, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Globetech Securities, LLC as of December 31, 2025, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Globetech Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Globetech Securities, LLC's management. My responsibility is to express an opinion on Globetech Securities, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Globetech Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as Globetech Securities, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 16, 2026

GLOBETECH SECURITIES LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	33,512
Prepaid deposits and expenses		2,984
TOTAL ASSETS	$	36,496

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	2,018
TOTAL LIABILITIES		2,018
Commitments and contingencies (Note 9)		-
MEMBER'S EQUITY		34,478
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	36,496

GLOBETECH SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

1. **Organization and Nature of Business**

GlobeTech Securities LLC (the "Company") is a California limited liability company and is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of TAC Financial Corporation (the "Parent"). The Company's planned business activities include mutual fund operations, private placements of securities, and commission-sharing arrangements. The Company's operations are subject to significant risks and uncertainties, including the risk and uncertainty that business activities do not materialize as planned.

Liquidity Matters

The Company's liquidity is supported primarily by cash and financing arrangements with its parent. Management believes these resources are sufficient to meet current obligations.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

GLOBETECH SECURITIES LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12-months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company evaluates each of its tax positions to determine if it is "more likely than not" to be sustained upon examination by the applicable taxing authority. Tax positions not meeting this threshold would be recorded as a tax expense and liability in the current period.

Management has concluded that there are no tax obligations arising from uncertain income tax positions for the year ended December 31, 2025. Tax returns for the years ended December 31, 2022, and thereafter remain open and are subject to examination by taxing authorities. No income tax returns are currently under examination.

Current Expected Credit Losses

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company's financial assets consist primarily of cash. Based on the nature and historical performance of its financial assets, and given that the Company had no business activity during the year, management has determined that the risk of credit loss is minimal. Accordingly, no allowance for credit losses has been recorded as of December 31, 2025.

GLOBETECH SECURITIES LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

    Segment Reporting

    The FASB issued ASU 2023-07, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. See Note 7 for further discussion regarding this standard.

3. **Prepaid Deposits and Expenses**

    Prepaid deposits and expenses represent advance payments made for future goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2025, the Company's prepaid deposits and expenses totaled $2,984 and is disclosed in the Statement of Financial Condition.

4. **Occupancy and Equipment**

    The Company has engaged in a third-party agreement encompassing the utilization of office space, administrative services, and supplies, all incurred by the third-party on behalf of the Company. The agreement is structured on a month-to-month basis and is subject to termination by either party. As of December 31, 2025, there was no outstanding balance owed to the third-party in connection with the aforementioned agreement.

5. **Net Capital Requirements**

    The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1. At December 31, 2025, the Company had net capital of $31,494 which was $26,494 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 6.41%.

    The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

6. **Restrictions on Contributed Capital**

    In accordance with regulatory guidelines, no equity capital can be withdrawn from the Company within one year of the contribution date unless expressly authorized in writing by FINRA. However, the Company retains the right to withdraw profits earned during this restricted period.

GLOBETECH SECURITIES LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2025

7. **Segment Reporting**

   The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

8. **Subordinated Liabilities**

   As of December 31, 2025, the Company had no liabilities subordinate to the claims of general creditors at the start, throughout, or at the end year.

9. **Commitments and Contingencies**

   Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

   Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

   The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

10. **Subsequent Events**

    The Company has evaluated all events and transactions that occurred after December 31, 2025 through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025 financial statements.